SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___  Form 40-F _______
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______  No ___X____

VIVO PARTICIPAÇÕES S.A.
Publicly Held Company
Brazilian Taxpayer Number (CNPJ) 02,558,074/0001-73      Board of Trade Registration Number (NIRE)
35.3.0015879-2

NOTICE TO THE MARKET

Vivo Participações S.A. (“Company” or “Vivo”) announces that, as approved by its Board of Directors on August 2, 2007, and in light of the conclusion of the acquisition of control of Telemig Celular Participações S.A. (and, indirectly, of Telemig Celular S.A.), the Company, through its controlled company TCO IP S.A. (“Offeror”), is launching today, in Brazil, a voluntary public tender offer (“VTO”) for the acquisition of up to 1/3 of the preferred shares of Telemig Celular S.A. (“Telemig Celular”) and Telemig Celular Participações S.A. (“Telemig Participações”), and in the case of Telemig Participações, the VTO will be extended to holders of preferred shares underlying American Depositary Shares (“ADSs”), outstanding in the market (“Maximum Amount of Shares”). Each ADS of Telemig Participações represents two preferred shares.

All terms and conditions of the VTO are stated in detail in the Public Offer Notice (“Edital”), for those tendering preferred shares in Brazil, and in the Schedule TO (“TO”), for those tendering ADSs of Telemig Participações in the United States. The Edital was published in the electronic information system (“IPE”) of the Brazilian Securities and Exchange Commission (“CVM”) and published in the Brazilian newspapers today. The TO was filed with the U.S. Securities and Exchange Commission today and will be distributed to holders of ADSs of Telemig Participações over the coming days.

The main terms and conditions of the VTO include the following:

The price, which corresponds to a premium of approximately 25% (twenty-five percent) over the weighted average trading price of the preferred shares of each of Telemig Celular and Telemig Participações at the São Paulo Stock Exchange (“BOVESPA”) for the last 30 (thirty) days before August 1, 2007, inclusive, will be: (i) R$654.72 (six hundred and fifty four reais and seventy two cents) per preferred share of Telemig Celular; and (ii) R$63.90 (sixty three reais and ninety cents) per preferred share of Telemig Participações (for reference, the equivalent to approximately US$74.68 (seventy four dollars and sixty eight cents) per ADS of Telemig Participações, based on the average of the buy and sell U.S. dollar-Brazilian real PTAX 800 exchange rate as reported by the Central Bank of Brazil on April 4, 2008 for reais into U.S. dollars of R$1.711/US$1.00.

For those tendering preferred shares in Brazil, the price will be paid in cash, in Brazilian currency, under the terms of the Edital and in accordance with the rules of the Brazilian Settlement and Custodian Company (Companhia Brasileira de Liquidação e Custódia), or CBLC. For those tendering ADSs of Telemig Participações in the United States, The Bank of New York, as ADS tender agent (“ADS Tender Agent”), will receive payment in U.S. dollars and make the necessary distribution to those tendering ADSs as set forth in the TO.

In no case will the Maximum Amount of Shares be surpassed so that, if there is excess demand at the auction, there will be a proportional apportionment among the shareholders who accept the VTO.

Subject to the exceptions and conditions described in the Edital, those tendering preferred shares in Brazil must register with their brokers, deliver any documents that their brokers require and qualify to participate in the VTO by 6:00 pm Brazil time on May 9, 2008. Subject to the exceptions and conditions described in the TO, those tendering ADSs of Telemig Participações in the United States, must deliver all required documentation described in the TO to the ADS Tender Agent by 12:00 noon New York City time on May 9, 2008.

The VTO, both in Brazil and in the United States, is subject to the non-occurrence of any material adverse fact as described in the Edital and TO.

Unless the VTO is amended (as provided by CVM Instruction 361/02), the auctions for the acquisition of preferred shares of Telemig Celular and for the acquisition of preferred shares and ADSs of Teleming Participações will be held on May 12, 2008 at 3:00 pm and 4:00 pm Brazil time, respectively.

São Paulo, April 8, 2008.

Ernesto Gardelliano

Investor Relations Director

IMPORTANT INFORMATION FOR ADS HOLDERS:  THIS ANNOUNCEMENT RELATING TO THE TRANSACTION MENTIONING THE VOLUNTARY TENDER OFFERS IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF TELEMIG PARTICIPAÇÕES OR TELEMIG CELULAR.  ANY SUCH OFFER OR SOLICITATION WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE OR THE RELEVANT EDITAL THAT VIVO PARTICIPAÇÕES INTENDS TO LAUNCH AND, TO THE EXTENT REQUIRED, TO FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON OR BEFORE THE RESPECTIVE LAUNCH DATES.  SHAREHOLDERS WHO ARE ELIGIBLE TO PARTICIPATE IN ANY SUCH OFFERS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND THE EDITAL RELATING TO SUCH OFFERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUCH OFFERS.  SHAREHOLDERS WILL BE ABLE TO OBTAIN COPIES OF ALL DOCUMENTS RELATING TO SUCH OFFERS THAT ARE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION FREE OF CHARGE FROM THE COMMISSION’S WEBSITE AT www.sec.gov.  COPIES OF THE DOCUMENTS RELATING TO SUCH VOLUNTARY TENDER OFFERS SUCH AS THE RESPECTIVE EDITAIS AND LAUDOS WILL BE MADE AVAILABLE IN THE COMPANY`S HEAD OFFICE WHEN THE OFFERS ARE LAUNCHED AND AS PER THE ANNOUNCEMENT TO BE MADE AT THE TIME THE OFFERS ARE LAUNCHED.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.